Exhibit 99.1

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31, 2006	June 30, 2007
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$6,984	$13,418
Restricted cash	5,283	—
Accounts receivable (less allowance for doubtful accounts of $51 and $31 at December 31, 2006 and June 30, 2007, respectively)	51,730	50,543
Other accounts receivable	47,208	13,954
Affiliate accounts receivable	—	111
Inventory	91,550	95,320
Other current assets	8,417	8,510

Total current assets	211,172	181,856
Property, plant and equipment	2,426,954	2,508,400
Less: accumulated depreciation	382,212	417,868

Net property, plant and equipment	2,044,742	2,090,532
Equity investment	24,087	23,631
Long-term receivables	7,239	7,006
Goodwill	11,902	11,902
Other intangibles (less amortization of $5,196 and $5,970 at December 31, 2006, and June 30, 2007, respectively)	8,633	7,859
Debt placement costs (less accumulated amortization of $6,914 and $1,827 at December 31, 2006 and June 30, 2007, respectively)	5,239	6,576
Other noncurrent assets	3,478	3,273

Total assets	$2,316,492	$2,332,635

LIABILITIES AND OWNER’S EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$55,550	$26,524
Payroll and benefits	18,847	15,154
Accrued interest payable	9,266	7,835
Accrued taxes other than income	17,460	18,445
Environmental liabilities	34,952	35,360
Deferred revenue	22,901	21,878
Accrued product purchases	63,098	28,827
Current portion of long-term debt	272,678	—
Other current liabilities	26,524	22,649

Total current liabilities	521,276	176,672
Long-term debt	518,609	865,459
Long-term pension and benefits	29,278	33,208
Other deferred liabilities	59,311	56,139
Environmental liabilities	22,260	25,248
Non-controlling owners’ interest of consolidated subsidiaries	1,236,100	1,169,351
Commitments and contingencies
Owners’ equity (deficit)	(60,255)	11,185
Accumulated other comprehensive loss	(10,087)	(4,627)

Total owner’s equity (deficit)	(70,342)	6,558

Total liabilities and owner’s equity (deficit)	$2,316,492	$2,332,635

See accompanying notes.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS

(Unaudited)

1.	Organization, Description of Business and Basis of Presentation

Unless otherwise noted, the terms “we,” “us,” “our” and other similar terms refer to Magellan Midstream Holdings GP, LLC, a Delaware limited liability company. We were formed to serve as the general partner of Magellan Midstream Holdings, L.P. (“MGG”) and manage its operations. We own a 0.01% general partner interest in MGG. We are owned by MGG Midstream Holdings, L.P. (“MGG MH”).

MGG was formed to hold its ownership interests in Magellan Midstream Partners, L.P. (“MMP”) and Magellan GP, LLC. MGG became a publicly traded Delaware limited partnership in February 2006. Currently, approximately 28% of MGG’s common units are owned by MGG MH, and approximately 72% are owned by the public.

Magellan GP, LLC, a Delaware limited liability company, was formed to serve as the general partner for MMP and manage its operations. Magellan GP, LLC currently owns an approximate 2.0% general partner interest in MMP and its incentive distribution rights.

MMP, a publicly traded Delaware limited partnership, was formed to own, operate and acquire a diversified portfolio of complementary energy assets.

At December 31, 2006 and June 30, 2007, we had no operating assets other than through our ownership interest in MGG. MGG has no operating assets other than through its ownership interest of Magellan GP, LLC, which owns an approximate 2% general partner interest in MMP and its incentive distribution rights. The incentive distribution rights entitle Magellan GP, LLC to receive increasing percentages of MMP’s distributions, up to a maximum of 48%. We own a 0.01% general partner ownership interest in MGG. Because MGG’s partnership agreement gives us control over the management and operations of MGG our consolidated balance sheets include the consolidated assets and liabilities of MGG.

In the opinion of management, our accompanying consolidated balance sheet as of June 30, 2007, which is unaudited, includes all normal and recurring adjustments necessary to present fairly our financial position as of June 30, 2007. The balance sheet as of December 31, 2006 is derived from audited financial statements.

Pursuant to the rules and regulations of the Securities and Exchange Commission, the balance sheets do not include all of the information and notes normally included with financial statements prepared in accordance with accounting principles generally accepted in the United States. These balance sheets should be read in conjunction with the audited consolidated balance sheets and notes thereto included as Exhibit 99.1 in MGG’s Annual Report on Form 10-K for the year ended December 31, 2006.

2.	Sale of Units

On April 3, 2007, MGG entered into a Common Unit Purchase Agreement (the “Purchase Agreement”) in connection with the direct sale of 23,305,355 common units (the “Purchased Units) representing limited partner interests in MGG to a number of purchasers (the “Purchasers”). MGG did not receive any of the proceeds of this sale. In this Purchase Agreement, MGG made certain representations and warranties to the Purchasers regarding the validity of the common units and the status of its partnership.

Also on April 3, 2007, MGG entered into a Registration Rights Agreement with the purchasers of the common units (the “Registration Rights Agreement”) as required by the Purchase Agreement. The Registration Rights Agreement required MGG to file a shelf registration statement with the Securities and Exchange Commission (the “SEC”) by June 2, 2007, providing for the resale from time to time of the Purchased Units held by the Purchasers. The required registration statement was filed with the SEC prior to June 2, 2007, and was declared effective on June 6, 2007.

The Registration Rights Agreement contains provisions which allow MGG, under certain circumstances, the right to delay the Purchasers from selling their common units; however, this delay right is limited to 60 days in any 180-day period and 90 days in any 365-day period.

In addition, MGG entered into an Indemnification Agreement dated April 3, 2007 (the “Indemnification Agreement”) with MGG MH, which expires on April 3, 2009. Under the Indemnification Agreement, MGG MH agreed to indemnify MGG for one-half of any obligations, subject to a $10.0 million cap, MGG may incur related to the registration statement not being available for more than 60 days in any 180-day period or 90 days in any 365-day period. MGG MH also agreed to retain unencumbered net assets sufficient to cover these indemnification obligations.

Further, the Registration Rights Agreement contains certain provisions which grants certain of the Purchasers the right to join us, or “piggyback”, if we are selling our common units in a primary offering or another party’s common units in a secondary offering, so long as the managing underwriter agrees that a piggyback secondary offering of the common units will not have an adverse effect on the offering of common units. These piggyback rights expire on April 3, 2009.

In addition, we entered into an Indemnification Agreement dated as of April 3, 2007 (the “Indemnification Agreement”) with MGG MH. Under the Indemnification Agreement, MGG MH agreed to indemnify us for any liquidated damages we may incur pursuant to the Registration Rights Agreement if the registration statement is not effective by October 31, 2007 and for one-half of any obligations, subject to a $10.0 million cap, we may incur related to the registration statement not being available for more than 60 days in any 180-day period or 90 days in any 365-day period. MGG MH also agreed to retain unencumbered net assets sufficient to cover these indemnification obligations.

3.	Inventory

Inventory at December 31, 2006 and June 30, 2007 was as follows (in thousands):

	December 31, 2006	June 30, 2007
Refined petroleum products	$45,839	$24,040
Natural gas liquids	28,848	31,001
Transmix	14,449	37,046
Additives	2,026	2,855
Other	388	378

Total inventory	$91,550	$95,320

4.	Equity Investments

MMP uses the equity method to account for its 50% ownership interest in Osage Pipe Line Company, LLC (“Osage Pipeline”). The remaining 50% interest is owned by National Cooperative Refining Association in McPherson, Kansas (“NCRA”). The 135-mile Osage pipeline transports crude oil from Cushing, Oklahoma to El Dorado, Kansas and has connections to the NCRA refinery and the Frontier refinery in El Dorado, Kansas. MMP’s agreement with NCRA calls for equal sharing of Osage Pipeline’s net income.

MMP uses the equity method of accounting for this investment. Condensed balance sheets for Osage Pipeline as of December 31, 2006 and June 30, 2007 is presented below (in thousands):

	December 31, 2006	June 30, 2007
Current assets	$5,015	$4,696
Noncurrent assets	$4,278	$4,251
Current liabilities	$697	$599
Members’ equity	$8,596	$8,348

A summary of MMP’s equity investment in Osage Pipeline is as follows (in thousands):

	Six Months Ended June 30,
	2006	2007
Investment at beginning of period	$24,888	$24,087
Earnings in equity investment:
Proportionate share of Osage earnings	1,997	2,201
Amortization of excess investment	(332)	(332)

Net earnings in equity investment	1,665	1,869
Cash distributions	(2,025)	(2,325)

Equity investment at end of period	$24,528	$23,631

MMP’s initial investment in Osage Pipeline included an excess net investment amount of $21.7 million which is being amortized over the average asset lives of Osage Pipeline. Excess investment is the amount by which MMP’s initial investment exceeded its proportionate share of the book value of the net assets of the investment. The unamortized excess net investment amount at December 31, 2006 and June 30, 2007, was $19.8 million and $19.5 million, respectively, and represents additional value of the underlying identifiable assets.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

5.	Related Party Transactions

Affiliate Entity Transactions

MMP has a 50% ownership interest in Osage Pipe Line Company, LLC (“Osage Pipeline”) and is paid a management fee for its operation. MMP received operating fees from Osage Pipeline of $0.4 million during 2007.

Under a services agreement with Magellan GP, LLC and MMP, MMP reimburses us for the costs of employees necessary to conduct its operations and administrative functions. The payroll and benefit accruals associated with this agreement at December 31, 2006 and June 30, 2007 were $18.8 million and $15.2 million, respectively. The long-term pension and benefit accruals associated with this agreement at December 31, 2006 and June 30, 2007 were $29.3 million and $33.2 million, respectively. MMP settles its affiliate payroll, payroll-related expenses and post-retirement benefit costs with us on a monthly basis. MMP settles its long-term pension liabilities through annual contributions to our pension funds. MGG has agreed to reimburse MMP for G&A expenses (excluding equity-based compensation) in excess of a G&A cap as defined in the omnibus agreement. MMP does not expect to receive reimbursements under this agreement beyond 2008. We reimburse MGG for all amounts it pays to MMP for G&A costs above the G&A cap. Our owner MGG MH, in turn reimburses us for these same costs. The amount of G&A costs that MGG was required to reimburse to MMP was $0.6 million during 2007. MMP’s reimbursable G&A costs during 2007 also included a $1.3 million non-cash expense related to a payment by MGG MH to one of MGG’s executives in connection with the April sale by MGG MH of limited partner interests in MGG.

A former affiliate of MMP had indemnified MMP against certain environmental costs. The environmental indemnifications MMP had with its former affiliate were settled during 2004. We had recorded a receivable from MMP’s former affiliate associated with the indemnification settlement of $33.9 million at December 31, 2006. On June 29, 2007, we received the final installment payment associated with this agreement (See Note 7—Commitments and Contingencies for additional description of this matter).

Other Related Party Transactions

MGG is partially owned by an affiliate of Carlyle/Riverstone Global Energy and Power Fund II, L.P. (“CRF”). During 2006 and through January 30, 2007, one or more of the members of Magellan GP, LLC’s and our eight-member boards of directors were representatives of CRF. Our board of directors and Magellan GP, LLC’s board of directors adopted procedures internally to assure that MMP’s proprietary and confidential information is protected from disclosure to competing companies in which CRF owned an interest. As part of these procedures, CRF agreed that none of its representatives would serve on our or Magellan GP, LLC’s board of directors and on the boards of directors of competing companies in which CRF owned an interest. CRF is part of an investment group that has purchased Kinder Morgan, Inc. To alleviate competitive concerns the Federal Trade Commission (“FTC”) raised regarding this transaction, CRF agreed with the FTC to permanently remove their representatives from our board of directors and Magellan GP, LLC’s board of directors. CRF’s agreement with the FTC was announced on January 25, 2007, and as of January 30, 2007, all of the representatives of CRF voluntarily resigned from our and Magellan GP, LLC’s board of directors.

CRF has total combined general and limited partner interests in SemGroup, L.P. (“SemGroup”) of approximately 30%. One of the members of the seven-member board of directors of SemGroup’s general partner is a representative of CRF, with three votes on that board. MMP, through its subsidiaries and affiliates, is a party to a number of arms-length transactions with SemGroup and its affiliates, and it has historically disclosed these transactions as related party transactions. For accounting purposes, MMP has not classified SemGroup as a related party since the voluntary resignation of the CRF representatives from our board of directors and Magellan GP, LLC’s board of directors as of January 30, 2007.

MMP has conducted a number of transactions with SemGroup and its affiliates, including providing common carrier transportation services. As of December 31, 2006, we had recognized a receivable of $4.0 million from and a payable of $18.8 million to SemGroup and its affiliates. The receivable was included with the accounts receivable amount and the payable was included with the accounts payable amount on our December 31, 2006 consolidated balance sheet.

John P. DesBarres serves as an independent board member of Magellan GP, LLC’s board of directors and also serves as a board member for American Electric Power Company, Inc. (“AEP”). During 2007, MMP’s operating expenses included $1.3 million of power costs incurred with Public Service Company of Oklahoma (“PSO”), which is a subsidiary of AEP. MMP had a $0.2 million receivable from PSO at June 30, 2007 resulting from an annual stand-by agreement for fuel oil. MMP had no other amounts payable to or receivable from PSO or AEP at December 31, 2006 or June 30, 2007.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Because MMP’s distributions have exceeded target levels as specified in its partnership agreement, Magellan GP, LLC receives increasing percentages of MMP’s total distributions. Distributions to Magellan GP, LLC above the highest target level are at 50%. Because MGG owns Magellan GP, LLC, it benefits from these distributions. Certain executive officers of Magellan GP, LLC also indirectly benefit from these distributions through their ownership of MGG MH’s Class B common units, which, as of June 30, 2007, collectively was approximately 2.9% of MGG MH’s total ownership. In 2006 and for the six months ended June 30, 2007, distributions paid to Magellan GP, LLC totaled $56.3 million and $33.3 million, respectively. Assuming MMP has sufficient available cash to continue to pay distributions on all of its outstanding units for four quarters at its current quarterly distribution level of $0.63 per unit, Magellan GP, LLC would receive distributions of approximately $72.1 million on its combined general partner interest and incentive distribution rights.

6.	Debt

MMP’s consolidated debt at December 31, 2006 and June 30, 2007 was as follows (in thousands):

	December 31, 2006	June 30, 2007
Revolving credit facility	$20,500	$122,000
6.45% Notes due 2014	249,589	249,611
5.65% Notes due 2016	248,520	244,946
6.40% Notes due 3027	—	248,902
Magellan Pipeline notes	272,678	—

Total debt	$791,287	$865,459

MMP’s debt and the debt of its consolidated subsidiaries is non-recourse to its general partner, Magellan GP, LLC, MGG and us.

MGG Debt:

Affiliate credit facility. On February 15, 2006, MGG entered into a $5.0 million revolving credit facility with MGG MH as the lender. There were no borrowings outstanding under this facility when it matured on December 31, 2006. In January 2007 MGG entered into another facility with MGG MH with similar terms that matures on December 31, 2007. The facility is available exclusively to fund MGG’s working capital borrowings. Borrowings under the facility bear interest at LIBOR plus 2.0%. MGG pays a commitment fee to MGG MH on the unused portion of the working capital facility of 0.3% annually. Borrowings under this facility are non-recourse to us. At June 30, 2007, there were no borrowings outstanding under this facility.

MMP Debt:

Revolving Credit Facility. MMP’s revolving credit facility has a borrowing capacity of $400 million and matures in May 2011. Borrowings under the facility are unsecured and incur interest at LIBOR plus a spread that ranges from 0.3% to 0.8% based on MMP’s credit ratings and amounts outstanding under the facility. As of June 30, 2007, $122.0 million was outstanding under this facility, and $1.1 million was obligated for letters of credit. The obligations for letters of credit are not reflected as debt on our consolidated balance sheets. The weighted-average interest rate on borrowings outstanding under the facility at June 30, 2007 was 5.8%.

6.45% Notes due 2014. On May 25, 2004, MMP sold $250.0 million aggregate principal of 6.45% notes due June 1, 2014 in an underwritten public offering. The notes were issued for the discounted price of 99.8%, or $249.5 million, and the discount is being accreted over the life of the notes. Including the impact of the amortization of the realized gains on the interest hedges associated with these notes (see Note 7–Derivative Financial Instruments), the effective interest rate of these notes is 6.3%. Interest is payable semi-annually in arrears on June 1 and December 1 of each year.

5.65% Notes due 2016. On October 15, 2004, MMP issued $250.0 million of notes due 2016 in an underwritten public offering. The notes were issued for the discounted price of 99.9%, or $249.7 million, and the discount is being accreted over the life of the notes. Including the impact of hedges associated with these notes (see Note 7–Derivative Financial Instruments), the weighted-average interest rate of these notes at June 30, 2007 was 6.0%. Interest is payable semi-annually in arrears on April 15 and October 15 of each year. The outstanding principal amount of the notes was decreased by $1.2 million and $4.8 million at December 31, 2006 and June 30, 2007, respectively, for the fair value of the associated hedge.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

6.40% Notes due 2037. On April 19, 2007, MMP issued $250.0 million of 6.4% notes due 2037 in an underwritten public offering. The notes were issued for the discounted price of 99.6%, or $248.9 million, and the discount is being accreted over the life of the notes. Net proceeds from the offering, after underwriter discounts of $2.2 million and offering costs of $0.3 million, were $246.4 million. The net proceeds from this offering were used to repay MMP’s Magellan Pipeline Company, L.P. (“Magellan Pipeline:”) notes, as discussed below. Including the impact of the amortization of the realized gains on the interest hedges associated with these notes (see Note 7—Derivative Financial Instruments), the effective interest rate of these notes is 6.3%.

Magellan Pipeline Notes. In connection with the long-term financing of MMP’s acquisition of Magellan Pipeline, MMP and Magellan Pipeline entered into a note purchase agreement on October 1, 2002. At December 31, 2006, $272.6 million of senior notes were outstanding pursuant to this agreement, which were reflected as current portion of long-term debt on our consolidated balance sheets. The outstanding principal amount of the notes at December 31, 2006 was decreased by $1.8 million for the fair value of associated hedges (see Note 7–Derivative Financial Instruments). The remaining difference between the face value and the reported value of these notes at December 31, 2006 was the unamortized step-up in value of $1.9 million. The notes were stepped-up to fair value for our ownership interest of MMP, which we acquired in June 2003. MMP repaid these notes on May 3, 2007 together with a make-whole premium of $2.0 million and accrued interest of $1.5 million with net proceeds from a $250.0 million public offering of 30-year senior notes (see 6.40% Notes due 2037, above) and borrowings under MMP’s revolving credit facility. Prior to the repayment of these notes, MMP made deposits in an escrow account in anticipation of semi-annual interest payments on these notes. Deposits of $5.3 million at December 31, 2006 were reflected as restricted cash on our consolidated balance sheet.

7.	Derivative Financial Instruments

MMP uses interest rate derivatives to help it manage interest rate risk. The following table summarizes cash flow hedges MMP had settled and recorded to other comprehensive income (loss) as of June 30, 2007 associated with various debt offerings (dollars in millions):

Hedge	Date	Gain/(Loss)	Amortization Period
Interest rate swaps and treasury lock	May 2004	$5.1	10-year life of 6.45	% notes
Interest rate swaps	October 2004	(6.3)	12-year life of 5.65	% notes
Interest rate swaps	April 2007	5.3	30-year life of 6.40	% notes

The following are hedges settled during the current period:

•

In September and November 2006, MMP entered into forward starting interest rate swap agreements to hedge against the variability of future interest payments on $250.0 million of debt it issued in April 2007. These agreements were unwound and settled in April 2007, in conjunction with MMP’s public offering of $250.0 million of notes. MMP received $5.5 million from the settlement of these agreements, of which $5.3 million was recorded to other comprehensive income and is being amortized against interest expense over the life of the notes, and $0.2 million was considered ineffective and recognized as a gain, which was reported as other income. This hedge settlement is included in the above table.

•

During May 2004, MMP entered into certain interest rate swap agreements with notional amounts of $250.0 million to hedge against changes in the fair value of a portion of the Magellan Pipeline notes. The fair value of these hedges at December 31, 2006 was $(1.8) million, which was recorded to other current liabilities and current portion of long-term debt. MMP unwound these agreements on May 3, 2007 in conjunction with the repayment of the Magellan Pipeline notes, resulting in payments totaling $1.1 million to the hedge counterparties, of which $0.9 million was recorded to other expense and $0.2 million was recorded as a reduction of accrued interest.

Additionally, in October 2004, MMP entered into an interest rate swap agreement to hedge against changes in the fair value of a portion of the $250.0 million of senior notes due 2016 which were issued in October 2004. MMP accounted for this agreement as a fair value hedge. The notional amount of this agreement is $100.0 million and effectively converts $100.0 million of MMP’s 5.65% fixed-rate senior notes issued in October 2004 to floating-rate debt. Under the terms of the agreement, MMP receives the 5.65% fixed rate of the notes and pays LIBOR plus 0.6%. The agreement began on October 15, 2004 and terminates on October 15, 2016, which is the maturity date of the related notes. Payments settle in April and October each year with LIBOR set in arrears. During each period

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

MMP records the impact of this swap based on the forward LIBOR curve. Any differences between actual LIBOR determined on the settlement date and MMP’s estimate of LIBOR results in an adjustment to interest expense. A 0.25% change in LIBOR would result in an annual adjustment to interest expense of $0.3 million associated with this hedge. The fair value of this hedge at December 31, 2006 and June 30, 2007, was $(1.2) million and $(4.8) million, respectively, which was recorded to other deferred liabilities and long-term debt.

MMP also uses derivatives to help manage its product purchases and sales. Derivatives that qualify for and are designated as normal purchases and sales are accounted for using traditional accrual accounting. As of June 30, 2007, MMP had commitments under forward purchase contracts for product purchases that will be accounted for as normal purchases totaling approximately $6.0 million. Additionally, MMP had commitments under forward sales contracts for product sales that will be accounted for as normal sales totaling approximately $51.3 million.

8.	Commitments and Contingencies

Environmental Liabilities. Liabilities recognized for estimated environmental costs were $57.2 million and $60.6 million at December 31, 2006 and June 30, 2007, respectively. Environmental liabilities have been classified as current or noncurrent based on management’s estimates regarding the timing of actual payments. Management estimates that expenditures associated with these environmental remediation liabilities will be paid over the next ten years.

MMP’s environmental liabilities include, among other items, accruals for the items discussed below:

Petroleum Products EPA Issue. In July 2001, the Environmental Protection Agency (“EPA”), pursuant to Section 308 of the Clean Water Act (the “Act”) served an information request to a former affiliate of MMP with regard to petroleum discharges from its pipeline operations. That inquiry primarily focused on Magellan Pipeline, which MMP subsequently acquired. The response to the EPA’s information request was submitted during November 2001. In March 2004, MMP received an additional information request from the EPA and notice from the U.S. Department of Justice (“DOJ”) that the EPA had requested the DOJ to initiate a lawsuit alleging violations of Section 311(b) of the Act in regards to 32 releases. The DOJ stated that the maximum statutory penalty for the releases was in excess of $22.0 million, which assumes that all releases are violations of the Act and that the EPA would impose the maximum penalty. The EPA further indicated that some of those releases may have also violated the Spill Prevention Control and Countermeasure requirements of Section 311(j) of the Act and that additional penalties may be assessed. In addition, MMP may incur additional costs associated with these releases if the EPA were to successfully seek and obtain injunctive relief. MMP responded to the March 2004 information request in a timely manner and has entered into an agreement that provides both parties an opportunity to negotiate a settlement prior to initiating litigation. MMP has accrued an amount for this matter based on its best estimates that is less than $22.0 million. Most of the amount MMP has accrued for this matter were included as part of the environmental indemnification settlement MMP reached with its former affiliate (see Indemnification Settlement description below). Due to the uncertainties described above, it is reasonably possible that the amounts MMP has recorded for this environmental liability could change in the near term. MMP is in ongoing negotiations with the EPA; however, it is unable to determine what its ultimate liability could be for this matter.

Kansas City, Kansas Release. During the second quarter of 2005, MMP experienced a line break and release of approximately 2,900 barrels of product on its petroleum products pipeline near its Kansas City, Kansas terminal. As of June 30, 2007, MMP has estimated remediation costs associated with this release of approximately $2.8 million. Through June 30, 2007, MMP has spent $2.0 million on remediation associated with this release and, as of June 30, 2007, has recorded associated environmental liabilities of $0.8 million. MMP recognized a receivable of $1.2 million from its insurance carrier for this matter. MMP has included this release with the other releases discussed in Petroleum Products EPA Issue above in negotiating any penalties or other injunctive relief that might be assessed.

Independence, Kansas Release. During the first quarter of 2006, MMP experienced a line break and release of approximately 3,200 barrels of product on its petroleum products pipeline near Independence, Kansas. As of June 30, 2007, MMP has estimated remediation costs associated with this release of approximately $8.4 million. Through June 30, 2007, MMP has spent $3.3 million on remediation associated with this release and, as of June 30, 2007, has recorded associated environmental liabilities of $5.1 million and a receivable of $3.6 million from its insurance carrier. MMP has included this release with the other releases discussed in Petroleum Products EPA Issue above in negotiating any penalties or other injunctive relief that might be assessed.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Polychlorinated Biphenyls (“PCB”) Impacts. MMP has identified PCB impacts at one of its petroleum products terminals that it is in the process of delineating. It is possible that in the near term, after MMP’s delineation process is complete, the PCB contamination levels could require corrective actions. MMP is unable to determine at this time what the corrective actions and associated costs might be; however, the costs of these corrective actions could be material to our and MMP’s results of operations and cash flows. These items would have been considered covered by the indemnity agreement settled in May 2004 (see Indemnification Settlement below), and as a result, any associated costs would be allocated to our general partner.

Ammonia EPA Issue. In February 2007, MMP received notice from the DOJ that the EPA had requested the DOJ to initiate a lawsuit alleging violations of Sections 301 and 311 of the Act with respect to two releases of anhydrous ammonia from the ammonia pipeline owned by MMP and operated by a third party. The DOJ stated that the maximum statutory penalty for alleged violations of the Act for both releases combined was approximately $13.2 million. The DOJ also alleged that the third-party operator of our ammonia pipeline was liable for penalties pursuant to Section 103 of the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) for failure to report the releases on a timely basis, with the statutory maximum for those penalties as high as $4.2 million. In March 2007, MMP received a demand from the third-party operator for defense and indemnification in regards to a DOJ criminal investigation regarding whether certain actions or omissions of the third-party operator constituted violations of federal criminal statutes. We and MMP believe that MMP does not have an obligation to indemnify or defend the third-party operator against the DOJ criminal investigations. The DOJ stated in its notice to MMP that it does not expect MMP or the third-party operator to pay the penalties at the statutory maximum; however, it may seek injunctive relief if the parties cannot agree on any necessary corrective actions. MMP has accrued an amount for this matter based on its best estimates that is less than the maximum statutory penalties. MMP is currently in discussions with the EPA, DOJ and the third-party operator regarding these two releases; however, MMP is unable to determine what its ultimate liability could be for this matter. Adjustments to our recorded liability resulting from a final settlement with the EPA, which could occur in the near term, could be material to MMP’s results of operations and cash flows.

Indemnification Settlement. Prior to May 2004, a former affiliate had agreed to indemnify MMP against, among other things, certain environmental losses associated with assets that were contributed to MMP at the time of its initial public offering or which MMP subsequently acquired from this former affiliate. In May 2004, Magellan GP, LLC entered into an agreement under which the former affiliate agreed to pay MMP $117.5 million to release it from these indemnifications. On June 29, 2007, MMP received the final $35.0 million installment payment associated with this agreement. While the settlement agreement releases this former affiliate from its environmental and certain other indemnifications, some indemnifications remain in effect. These remaining indemnifications cover issues involving employee benefits matters, rights-of-way, easements and real property, including asset titles, and unlimited losses and damages related to tax liabilities.

In conjunction with this settlement:

•

MGG recorded $61.8 million as a receivable from MMP’s former affiliate with an offsetting reduction of its June 2003 purchase price of MMP. The $61.8 million amount represented the difference between the discounted value of the future cash proceeds to be received as of June 2003 from MMP’s former affiliate ($106.9 million) less the amount of previously recognized environmental receivables from MMP’s former affiliate ($45.1 million); and

•

The difference between the undiscounted amounts to be received from MMP’s former affiliate and the discounted value of those future cash payments was $10.6 million, which MGG recognized as interest income and an increase to its receivable with MMP’s former affiliate over the period from May 25, 2003 to the final payment made on June 29, 2007.

MGG’s receivable balance with MMP’s former affiliate was $33.9 million at December 31, 2006. MGG contributed to MMP all amounts received pursuant to the environmental indemnification settlement. At both December 31, 2006 and June 30, 2007, known liabilities that would have been covered by this indemnity agreement were $45.7 million. Through June 30, 2007, MMP has spent $36.8 million of the $117.5 million indemnification settlement amount for indemnified matters, including $15.4 million of capital costs. The cash MMP has received from the indemnity settlement is not reserved and has been used by MMP for its various other cash needs, including expansion capital spending.

Environmental Receivables. MMP had recognized receivables from insurance carriers and other entities related to environmental matters of $5.9 million and $6.7 million at December 31, 2006 and June 30, 2007, respectively.

Unrecognized product gains. MMP’s petroleum products terminals operations generate product overages and shortages. When MMP’s petroleum products terminals experience net product shortages, MMP recognizes expense for those losses in the periods in which they occur. When MMP’s petroleum products terminals experience net product overages, MMP has product on hand for which it has no cost basis. Therefore, these net overages are not recognized in our or MMP’s financial statements until the associated barrels are either sold or used to offset product losses. The combined net unrecognized product overages for MMP’s petroleum products terminals operations had a market value of approximately $8.9 million as of June 30, 2007. However, the actual amounts MMP will recognize in future periods will depend on product prices at the time the associated barrels are either sold or used to offset future product losses.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Other. We, MGG and MMP are parties to various other claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these claims, legal actions and complaints after consideration of amounts accrued, insurance coverage or other indemnification arrangements will not have a material adverse effect on our future financial position.

9.	Long-Term Incentive Plan

In December 2005, our board of directors approved a long-term incentive plan for our independent directors and our employees that perform services for us and MGG. The long-term incentive plan primarily consists of phantom units. Our board of directors administers the long-term incentive plan. The long-term incentive plan permits the grant of awards covering an aggregate of 150,000 of MGG limited partner units. During the year ended December 31, 2006, approximately 4,000 phantom units were issued to the independent members of our board of directors pursuant to this plan.

MMP’s general partner has also adopted a long-term incentive plan (the “MMP LTIP”) for certain MGG GP employees who perform services for MMP and for directors of MMP’s general partner. The MMP LTIP primarily consists of phantom units and permits the grant of awards covering an aggregate of 3.2 million MMP limited partner units. The compensation committee of MMP’s general partner’s board of directors (the “MMP Compensation Committee”) administers the MMP LTIP.

The MMP LTIP awards discussed below are subject to forfeiture if employment is terminated for any reason other than for retirement, death or disability prior to the vesting date. If an award recipient retires, dies or becomes disabled prior to the end of the vesting period, the recipient’s award grant will be prorated based upon the completed months of employment during the vesting period and the award will be paid at the end of the vesting period. The award grants do not have an early vesting feature except under certain circumstances following a change in control of MMP’s general partner.

In February 2004, the MMP Compensation Committee approved approximately 159,000 unit award grants pursuant to the MMP LTIP. These units vested on December 31, 2006 and, because MMP exceeded certain performance metrics, the actual number of units awarded with this grant totaled approximately 285,000. The value of these units on December 31, 2006 was $11.0 million. MMP settled these award grants in January 2007 by issuing 184,905 MMP limited partner units and distributing those units to the participants. The difference between the units issued to the participants and the total units accrued for represented the minimum tax withholdings associated with this award settlement. MMP paid associated tax withholdings and employer taxes of $3.9 million and $0.5 million, respectively, in January 2007, which MMP intends to finance with proceeds from its next equity offering.

In February 2005, the MMP Compensation Committee approved approximately 160,600 MMP unit award grants pursuant to the MMP LTIP. The actual number of MMP limited partner units that will be awarded under this grant is based on the attainment of long-term performance metrics. The number of MMP limiter partner units that could ultimately be issued under this award ranges from zero up to a total of 298,600 as adjusted for estimated forfeitures and retirements; however, the awards are also subject to personal and other performance components which could increase or decrease the number of units to be paid out by as much as 20%. The units vest on December 31, 2007. As of June 30, 2007, approximately 11,300 award grants had been forfeited. MMP does not anticipate additional forfeitures prior to the vesting date. MMP has estimated the number of units that will be awarded under this grant to be approximately 283,700, the fair value of which was $45.32 per unit or $12.9 million on June 30, 2007. Unrecognized estimated compensation expense associated with these award grants as of June 30, 2007 was $2.1 million, which will be recognized over the next 6 months.

During 2006, the MMP Compensation Committee approved approximately 178,500 unit award grants pursuant to the MMP LTIP. These award grants are being accounted for as follows:

•

Approximately 139,700 are based on the attainment of long-term performance metrics. These units vest on December 31, 2008. The number of units that could ultimately vest under this component of the award ranges from zero to approximately 258,400 as adjusted for expected forfeitures and retirements. MMP has accounted for these award grants using the equity method. The weighted-average fair value of the awards on the grant date was $24.67 per unit, which was based on MMP’s unit price on the grant date less the present value of the per-unit estimated cash distributions during the vesting period. As of June 30, 2007, approximately 8,700 award grants had been forfeited and MMP expects an additional 1,800 will be forfeited prior to the vesting date. MMP increased its estimate of the number of payout units

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

under this grant to approximately 232,700 because management believes MMP will achieve above-target results compared to the established performance metrics. The value of these award grants was $5.7 million on June 30, 2007, and the unrecognized compensation cost on that date was $3.0 million, which will be recognized over the next 18 months.

•

Approximately 34,900 are based on personal performance and payouts will be determined by the MMP Compensation Committee. These units vest on December 31, 2008. The number of units that could ultimately vest under this component of the award ranges from zero to approximately 64,600 as adjusted for expected forfeitures and retirements. MMP has accounted for these award grants using the liability method; therefore, compensation expense recognized is based on the fair value of the unit awards and the percentage of the service period completed at each period end. As of June 30, 2007, approximately 2,200 award grants had been forfeited and MMP expects an additional 400 will be forfeited prior to the vesting date. MMP increased its estimate of the number of payout units under this grant to approximately 58,200 because management believes the MMP Compensation Committee will approve above-target discretionary payouts as they have historically done when above-target financial results are achieved. The fair value of these award grants was $42.76 per unit or $2.5 million on June 30, 2007, and the unrecognized estimated compensation cost on that date was $1.3 million, which will be recognized over the next 18 months.

•

An additional 3,900 award grants have been issued with various vesting dates. As of June 30, 2007, approximately 2,600 of these award grants have been forfeited. MMP uses the equity method to account for most of the remaining award grants. The value of these award grants was approximately $0.1 million on June 30, 2007, and the unrecognized estimated compensation cost on that date was less than $0.1 million, which will be recognized over the next 6 months.

In 2007, the MMP Compensation Committee approved approximately 158,200 unit award grants pursuant to the MMP LTIP. These award grants have a three-year vesting period which will end on December 31, 2009; however, the grants are broken equally into three tranches. Under the first tranche, 80% of the payouts are based on performance metrics set for the 2007 fiscal year. Under the second and third tranches, 80% of the payouts will be based on performance metrics that will be established in the first quarter of each respective year. Under all three tranches, 20% of the payouts are based on personal performance with payouts determined by the MMP Compensation Committee. The first tranche of this award is being accounted for as follows:

•

Approximately 42,200 of the unit awards are based on attainment of 2007 performance metrics. The number of units that could ultimately vest under this component of the award ranges from zero to approximately 80,600 as adjusted for expected forfeitures and retirements of 4.5%. MMP has accounted for these award grants using the equity method. The weighted-average fair value of the awards on the grant date was $32.74 per unit, which was based on MMP’s closing unit price on the grant date, less the present value of the per-unit estimated cash distributions during the vesting period. MMP currently estimates that it will achieve an above-target payout; therefore, MMP’s current compensation expense accruals assumed that 59,100 units will vest under this component of the award grant, the fair value of which on June 30, 2007 was $1.9 million. The unrecognized compensation cost on that date was $1.7 million, which will be recognized over the next 30 months.

•

Approximately 10,500 of the unit awards are based on personal performance. The number of units that could ultimately vest under this component of the award ranges from zero to approximately 20,200 as adjusted for expected forfeitures and retirements of 4.5%. MMP has accounted for these award grants using the liability method; therefore, the compensation expense MMP recognizes is based on the fair value of unit awards and the percentage of the service period completed at each period end. The fair value of these unit awards at June 30, 2007 was $40.18 per unit. MMP currently estimates that it will achieve an above-target payout; therefore, MMP’s current compensation expense accruals assumed that 14,800 units will vest under this component of the award grant. The fair value of these unit awards on June 30, 2007 was $0.6 million of which $0.1 million has been recognized as compensation expense. The estimated unrecognized compensation expense will be recognized over the next 30 months.

An additional 2,600 award grants were approved during 2007 which have a vesting date of December 31, 2008. MMP is using the equity method to account for these award grants. The value of these award grants was approximately $0.2 million on June 30, 2007, and the unrecognized estimated compensation cost on that date was less than $0.1 million, which will be recognized over the next 18 months.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

10.	Distributions

Distributions paid by MMP during 2006 and 2007 were as follows (in thousands, except per unit amounts):

Date Cash Distribution Paid	Per Unit Cash Distribution Amount	Common Units	Subordinated Units	General Partner	Total Cash Distribution
02/14/06	$0.55250	$33,526	$3,138	$12,839	$49,503
05/15/06	0.56500	37,494	—	13,668	51,162
08/14/06	0.57750	38,323	—	14,498	52,821
11/14/06	0.59000	39,153	—	15,327	54,480

Total	$2.28500	$148,496	$3,138	$56,332	$207,966

02/14/07	$0.60250	$40,094	$—	$16,197	$56,291
05/15/07	0.61625	41,009	—	17,112	58,121
08/14/07(a)	0.63000	41,924	—	18,027	59,951

Total	$1.84875	$123,027	$—	$51,336	$174,363

(a)	Magellan GP, LLC declared this cash distribution on July 27, 2007 to be paid on August 14, 2007 to unitholders of record at the close of business on August 6, 2007.

Distributions MGG made to its affiliate owners prior to becoming a public company are as follows:

Date Distribution Paid	Amount
2006
January	$74
February	522,194

Total	$522,268

Distributions paid by MGG subsequent to becoming a public company, including amounts paid to us during 2006 and 2007, are detailed in the schedule below (in thousands, except per unit amounts). We distributed all funds received from MGG to our owner, MGG MH.

Payment Date	Distribution Amount	Common Units	General Partner	Total Cash Distribution
05/15/06 (a)	$0.20800	$13,031	$1	$13,032
08/14/06	0.22000	13,782	1	13,783
11/14/06	0.23300	14,597	1	14,598

Total	$0.66100	$41,410	$3	$41,413

02/14/07	$0.24600	$15,411	$2	$15,413
05/15/07	0.26150	16,382	2	16,384
08/14/07 (b)	0.27600	17,291	2	17,293

Total	$0.78350	$49,084	$6	$49,090

(a)

Our board of directors declared a cash distribution of $0.208 associated with the first quarter of 2006. The distribution paid to MGG’s public unitholders for that quarter was prorated for the 45-days that MGG was a public entity, or $0.104 per unit.

(b)	Our board of directors declared this cash distribution on July 26, 2007 to be paid on August 14, 2007, to unitholders of record at the close of business on August 6, 2007.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Total distributions paid to outside and affiliate owners by MGG and MMP are determined as follows (in thousands):

	Six Months Ended June 30,
	2006	2007
Cash distributions paid by MMP	$100,665	$114,412
Less distributions paid by MMP to its general partner	26,507	33,309

Distributions paid by MMP to outside owners	74,158	81,103
Distributions MGG paid to its affiliate owners before it became a public company	522,268	—
Distributions paid after MGG’s initial public offering	13,032	31,797

Total distributions	$609,458	$112,900

11.	Fair Value Measurements

In September 2006, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years; however, earlier application was encouraged. We have elected to adopt SFAS No. 157 effective January 1, 2007. Our fair value measurements as of June 30, 2007 using significant other observable inputs for interest rate swap derivatives were $(4.8) million.

12.	Subsequent Events

On July 27, 2007, Magellan GP, LLC declared a quarterly distribution of $0.63 per unit to be paid on August 14, 2007, to unitholders of record at the close of business on August 6, 2007. MGG will receive approximately $18.0 million of that distribution as a result of its ownership interest in Magellan GP, LLC, which owns a general partner interest and the incentive distribution rights in MMP (see Note 10—Distributions for details).

On July 26, 2007, our board of directors declared a quarterly distribution of $0.276 per unit to be paid on August 14, 2007, to unitholders of record at the close of business on August 6, 2007. The total cash distributions to be paid are $17.3 million (see Note 10—Distributions for details).